D: +44 20 7614 2230 dgottlieb@cgsh.com
November 6, 2024

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	William Demarest
Jennifer Monick
Catherine De Lorenzo
Pam Long

Re:	Artius II Acquisition Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 24, 2024
CIK No.: 0002034334

Ladies and Gentlemen:

Artius II Acquisition Inc. (the “Company,” “we” or “our”) has publicly filed today its initial registration statement on Form S-1 (the “Registration Statement”), together with this letter, via EDGAR submission. Set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 4, 2024 with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on September 24, 2024.

The Registration Statement reflects the changes made in response to the Staff’s comments as well as other updates. We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. Unless otherwise indicated, page number references below refer to the Registration Statement.

Registration Statement on Form S-1

Cover Page

Clearly Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

1.
We note your response to prior comment 2. Please revise to include all other compensation paid or to be paid to the sponsor, its affiliates, and promoters as required by Item 1602(a)(3) of Regulation S-K. Please include cross-references on the cover page to all related disclosures.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination, page 47

2.
We note your disclosure on pages 14 and 112 that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units (or the securities underlying the private placement units) or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 65.

Management
Executive Officer and Director Compensation, page 139

3.
We note your response to prior comment 11 and your revisions on pages 10 and 108. Please revise to include a discussion in this section regarding the indirect interests in founder shares through membership interests in the sponsor that independent directors will receive for their services as directors. See Item 402(r)(3) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 140.

* * * *

We hope that the Company’s response above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact David I. Gottlieb at Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2230 or dgottlieb@cgsh.com.

Very truly yours,

/s/ David I. Gottlieb
David I. Gottlieb
Partner

cc:	Boon Sim Chief Executive Officer, Artius II Acquisition Inc